80
3/11/04

04001776

ED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

VP 3-4-04 KK

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3800 18th Street, NW
(No. and Street)

Washington DC 20011
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Patrick Marron~~ ~~914-932-8400~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

30 Two Bridges Road, Suite 240 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, N. Rachel Taylor, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the period ended December 31, 2003 and supplemental schedules pertaining to Taylor Financial Services, LLC. as of December 31, 2003 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Signature 1-23-04
Date

RR
Title

Subscribed and Sworn to before me
on this 23d day of January, 2004

Carol Juarer
Notary Public

CAROL JUARER
NOTARY PUBLIC DISTRICT OF COLUMBIA
MY COMMISSION EXPIRES
OCTOBER 31, 2006

TAYLOR FINANCIAL SERVICES, LLC

(S.E.C. NO. 8-53202)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

******

This report is filed as a PUBLIC document
in accordance with Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934.

TAYLOR FINANCIAL SECURITIES, LLC

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
Taylor Financial Services, LLC
Washington, DC

We have audited the accompanying statement of financial condition of Taylor Financial Services, LLC as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Taylor Financial Services, LLC at December 31, 2003 in conformity with generally accepted accounting principles of the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 24, 2004

TAYLOR FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Assets:

Cash and cash equivalents	$	24,713
Other assets		1,048
Total Assets	$	25,761

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accrued expenses and other liabilities	$	4,500
Due to related party		8,721
Total liabilities		13,221
Commitments and Contingencies		
Members' Equity		12,540
Total Liabilities and Members' Equity	$	25,761

See independent auditor's report and the accompanying notes to the statement of financial condition.

TAYLOR FINANCIAL SERVICES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Note A – Organization and Significant Accounting Policies

Nature of Business

Taylor Financial Services, LLC (the "Company"), is a securities broker-dealer providing strategic business services to major corporations and businesses globally.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company generates its revenues principally by advising clients on mergers, acquisitions and divestitures. Revenues for these services are transaction based.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds and certificates of deposit with maturities of less than 90 days.

Income Taxes

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal and state income tax purposes. Accordingly, no provision for income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company had net capital of $11,492, which was $6,492 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.15 to 1.

Note C – Related Party Transactions

The Company is obligated under a non-cancelable operating sublease for office space. This lease expires in February 29, 2004, with a remaining obligation of $29,052. The landlord, who is a related party, has waived all rents due for 2003.

Certain administrative expenses including rent may be paid by a related party.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

To the Members of
Taylor Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Taylor Financial Services, LLC for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

> *The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.*

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ending December 31, 2003, and this report does not affect our report thereon dated February 24, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, New Jersey
February 24, 2004